Exhibit 10.1

August 10, 2015

Mr. Albert Bolles
1104 W. Watling
Arlington Heights, IL 60004

RE: Separation Agreement

Dear Al:

This letter agreement (“Agreement”) describes the components of your separation package. If you agree to the terms of this Agreement you will receive the benefits described below.

Termination Date

Your last day of active employment with ConAgra Foods, Inc. (“ConAgra Foods” or the “Company”, references to which shall include ConAgra Foods’ subsidiaries, affiliates, joint ventures, or successors (as used in this Agreement the term “successors” shall expressly include, but not be limited to, any potential or actual buyer of ConAgra Foods’ private brands activities)) will be August 1, 2015 (“the Termination Date”). This Agreement will become effective once you have signed it and you have not exercised your right to revoke the Agreement within the Revocation Period described below (the “Effective Date”).

1.	Supplemental Unemployment Benefits (SUB):

a.	On the first pay day following the expiration of the Revocation Period described in paragraph 12 below, you will begin to receive Supplemental Unemployment Benefits (“SUB”) pay at your current bi-weekly rate of Eighteen Thousand Two Hundred Sixty-Nine and 23/100 Dollars ($18,269.23), less deductions required by law to be withheld, and will continue to receive such payments for a period of sixty-one (61) weeks, until September 30, 2016 (i.e., payments totaling $557,211.52, in the aggregate), except as provided in paragraph 16. You are under no obligation to seek other employment and there shall be no offset solely on account of your receipt of compensation or benefits from a subsequent employer.

b.	Provided you were enrolled in ConAgra Foods’ medical, dental or vision plans at the time of your termination, you and your dependents, if previously enrolled, will be eligible to continue coverage at your current coverage levels. Most individuals will be eligible for COBRA continuation for up to eighteen (18) months. You will pay the entire premium cost. Premium cost and payment information will be provided to you in a separate letter. PayFlex will mail the enrollment forms to your address of record within two to three weeks after your Termination Date. To enroll for COBRA coverage, you must return all applicable forms to PayFlex Systems, the COBRA administrator, within sixty (60) days after receipt. Questions should be directed to PayFlex Systems at (877) 284¬0395. If you do not elect COBRA coverage, your coverage will otherwise cease at the end of the pay period in which your employment is terminated.

If you elect COBRA coverage, ConAgra Foods will provide to you, on a bi-weekly basis, a taxable payment which will represent the approximate value of your previous employer-paid contribution in order to offset the cost of COBRA continuation. To partially offset the taxable status, 25% will be added to this payment. This payment will be based on your elected benefits at the time of termination. You will be eligible to receive this payment for the number of weeks you are receiving SUB payments under paragraph 1.a. above, up to a maximum of eighteen (18) months, provided you maintain COBRA coverage.

Regardless of whether you sign this Agreement, to the extent that you were previously enrolled in ConAgra Foods’ medical, dental or vision plans, you will receive COBRA information.

c.	Your 401(k) participation eligibility will end on your Termination Date. Vesting is according to the plan design schedule.

d.	No additional vacation will accrue after your Termination Date. Any earned but unused vacation will be paid to you.

2.	Equity:

Your outstanding equity will continue to vest until your Termination Date. You may exercise your vested stock options for the period defined in your original grant notices or agreements. Your vested restricted stock units (“RSUs”), if any, will be released to you, less shares withheld for taxes, in your Merrill Lynch account approximately two to three weeks after your Termination Date. You will not be eligible for additional equity grants.

3.	M.I.P.:

Eligibility for receipt of benefits under the applicable Management Incentive Plan (“M.I.P.”) will be determined in accordance with the terms of that plan.

4.	Outplacement:

You will be eligible for outplacement services as selected and provided by ConAgra Foods. You will be contacted directly by the provider after the Effective Date of your Agreement. If you are not contacted within two weeks of your Termination Date, please call your Human Resources Representative.

5.	Post-Employment Obligations:

You agree to make yourself reasonably available to ConAgra Foods for a period of twenty-four (24) months following the Termination Date with regard to matters related to your employment period with ConAgra Foods (other than those where ConAgra’s position could be adverse to you personally) and will with regard to the foregoing:

a.	Personally provide reasonable assistance and cooperation in providing information for ConAgra Foods, and its representatives, concerning any ConAgra Foods matter of which you are knowledgeable.

b.	Personally provide to ConAgra Foods, or its representatives, reasonable assistance and cooperation relating to any pending or future lawsuits or claims, about which you are knowledgeable.

c.	Promptly notify ConAgra Foods’ General Counsel, in writing, if you receive any request from anyone other than ConAgra Foods for information regarding any potential claims or proposed litigation against ConAgra Foods.

d.	Refrain from making comments, disparaging remarks or statements, the purpose or effect of which is to harm the reputation, good will, or commercial interests of ConAgra Foods, its management or leadership for a period of five (5) years following the Termination Date. ConAgra Foods also agrees to refrain from making comments or statements, the purpose or effect of which is to harm the reputation, good will or interest of you for five (5) years following the Termination Date. The foregoing limitations are not meant to limit competition beyond the Restrictive Covenants in paragraph 6 and, hence, do not limit normal competitive type statements. The foregoing shall not be violated by compliance with legal process or rebuttal of false or misleading statements.

e.	Refrain from providing any information related to any claim or potential litigation against ConAgra Foods any non-ConAgra Foods representatives, without either ConAgra Foods’ written permission or being required to provide information pursuant to legal process.

f.	If required by law to provide sworn testimony on ConAgra Foods-related matters, to the extent legally permitted, you will consult with and have ConAgra Foods-designated legal counsel present for such testimony. ConAgra Foods will be responsible for the costs of such designated counsel and you will bear no cost for same. You will confine your testimony to items about which you have actual knowledge rather than speculation, unless otherwise directed by legal process.

g.	You will be reimbursed shortly after an expense statement is received for reasonable travel, food, lodging and similar out-of-pocket expenses required to fulfill the cooperation provisions above.

6.	Restrictive Covenants:

a.	Definition of Confidential Information: For the purposes of this Agreement, “Confidential Information” means information (whether or not in writing) that is related to ConAgra Foods’ business and is maintained as confidential. Confidential Information includes, without limitation, past, present, or future business or Trade Secrets (“Trade Secrets” means any information, including formulas, patterns, compilations, programs, devices, methods, techniques, or processes that ConAgra Foods considers confidential and is valuable and provides a competitive advantage because it is not generally known and not readily ascertainable by proper means); information relating to customers, methods or policies, including customer lists; prices or price formulas; processes; procedures; prospective partners, partners, and other entities; financial information; computer software (including design, programming techniques, flow charts, source code, object code, and related information and documentation); intellectual property; business plans; business, manufacturing, and sales strategies; business processes and methods of operation; customer contacts and referral sources; vendors and vendor contacts; marketing information; and all other information of any kind or character relating to the development, improvement, manufacture, sale, or delivery of products or services by ConAgra Foods, whether or not reduced to writing. Confidential Information does not include information that (i) is or becomes generally available to the public other than through disclosure by you or (ii) becomes available to you on a non-confidential basis from a source other than ConAgra Foods, provided that the source is not prohibited from disclosing such information to you, by any contractual or other obligation with ConAgra Foods or otherwise.

b.	Acknowledgements: As a result of your position as EVP & Chief Technical and Operations Officer, in which you led the technical, supply chain, research, quality, and innovation organizations enterprise-wide, along with your previous nine years of employment with ConAgra Foods in a variety of management and executive positions, you acknowledge (i) ConAgra Foods’ business is both highly specialized and competitive, (ii) ConAgra Foods’ Confidential Information is not generally known to, or readily ascertainable by, the public or ConAgra Foods’ competitors and gives ConAgra Foods a competitive advantage, (iii) ConAgra Foods’ goodwill and relationships with its customers, clients, employees, and other business associations are among ConAgra Foods’ most important assets and that developing, maintaining, and continuing such relationships is one of ConAgra Foods’ highest priorities, and (iv) that if you solicited, worked with or serviced the customers of ConAgra Foods, you would be in a position to cause irreparable injury to ConAgra Foods. You further acknowledge that, during your employment, you had access to Confidential Information, agree such information shall remain the exclusive property of ConAgra Foods, and understand the misappropriation or unauthorized disclosure of such information at any time is prohibited and will cause ConAgra Foods irreparable injury. You further understand that you have been relied upon to develop and to maintain near-permanent relationships with ConAgra Foods’ customers, clients, employees, and other business associations on behalf of ConAgra Foods throughout the course of your employment with ConAgra Foods. You agree the restrictions in this Agreement are reasonable, necessary, and proper to protect ConAgra Foods’ Confidential Information and that they will not unreasonably restrict your ability to obtain alternative and gainful employment.

c.	Non-Disclosure: You agree, except in compliance with legal process, (i) you will not disclose Confidential Information to anyone other than ConAgra Foods’ officers or authorized employees and as directed by the Company, and (ii) you will not use such information for any unauthorized purpose without the prior written consent of ConAgra Foods. Further, if you are requested in any judicial or administrative process to disclose Confidential Information, then, to the extent legally permitted, you shall immediately notify ConAgra Foods to allow ConAgra Foods as much time as possible to oppose such process and shall inform such judicial or administrative process of your non-disclosure obligations under this Agreement. Further, for a period of twenty-four (24) months following the Termination Date, you shall promptly notify ConAgra Foods in writing to the extent you have actual knowledge of any unauthorized person (1) using, disclosing, or attempting to use or disclose the Confidential Information without the prior written consent of ConAgra Foods, or (2) copying, duplicating, reverse engineering, reverse compiling, recording, otherwise reproducing, analyzing, or attempting any such reproduction or analysis of any of the Confidential Information.

d.	Non-Competition: In order to protect ConAgra Foods’ Confidential Information and customer relationships (collectively, “Protectable Interests”), for six (6) months after your Termination Date (the “Non-Compete Period”), you agree you will not, anywhere throughout North America or internationally, without prior written authorization from ConAgra Foods, engage in or render any services to any person, firm, corporation, business, organization, and/or cooperative, including self-employment, sole proprietorship, or consulting work, as an employee and/or contractor, with an entity that is a competitor of ConAgra Foods. You agree that you could not reasonably be expected to fulfill your job responsibilities as a member of the business team for a ConAgra Foods competitor during the Non-Compete Period without utilizing ConAgra Foods’ Confidential Information or harming its Protectable Interests. The foregoing shall not be violated solely through your provision of services to a consulting, investment banking or professional services firm that is providing products or services to numerous customers including, incidentally, such a competitor or a potential purchaser of assets being marketed for sale by ConAgra Foods, provided that during the Non-Compete Period, you do not participate on, consult with, or provide advice for the benefit of the service team supporting such a competitor or the potential purchaser of assets being marketed for sale by ConAgra Foods. You acknowledge that the scope of this agreement not to compete is reasonable and necessary to protect ConAgra Foods’ Protectable Interests. To request prior written authorization from ConAgra Foods, you should contact Vice President, Chief Counsel, Megan Belcher, her designee or successor, providing the name of the potential employer or relevant entity, a general description of the business conducted by the employer or relevant entity, and a general description of your potential activities. ConAgra Foods agrees to pay you an additional Two Hundred and Seventy-Five Thousand Dollars ($275,000.00), less applicable withholdings and deductions, for the promises contained in this paragraph 6. Such payment will be made at the conclusion of the Non-Compete Period, provided you comply with all obligations in this paragraph throughout such time. This payment shall be subject to repayment to the company if you materially violate any of the provisions of this paragraph 6 after payment is made. Taken together with the payment(s) described in paragraph 1, all of which constitutes consideration for the promises in this paragraph 6 and the promises throughout this Agreement, you agree that ConAgra Foods is providing you with considerable value for the purpose of finally resolving all matters between you and ConAgra Foods.

e.	Non-Solicitation of Business: For twelve (12) months after your Termination Date, you agree you will not, directly or indirectly, solicit, call on, service, work with, divert, or take away, or attempt to divert, solicit, call on, service, work with or take away, the business or patronage of any of the clients, customers, licensors, or accounts of ConAgra Foods with which you did business and had personal contact on behalf of ConAgra Foods.

f.	Non-Solicitation of Individuals: For two (2) years after your Termination Date, you agree you will not, directly or indirectly, recruit, solicit, or induce, or attempt to induce, any employee(s) of ConAgra Foods, or their sales representatives, or foreign agents with or through whom ConAgra Foods conducts business to terminate their employment with, or otherwise cease a relationship with ConAgra Foods or such enterprise. Furthermore, throughout this period of time, you will not directly or indirectly, recruit, solicit, or induce, or attempt to induce, any employee(s) of any successor (as defined above) of ConAgra Foods, provided such individuals were employed by ConAgra Foods as of the Termination Date.

g.	Judicial Modification: You agree that you and ConAgra Foods have attempted to limit your right to disclose, compete, and solicit only to the extent permitted by applicable law and necessary to protect ConAgra Foods from unfair competition. If a court of competent jurisdiction determines the restrictions contained in this paragraph 6 are too long in duration or too broad in geographic scope to be reasonable and enforceable, then the court shall amend such provision only so much as shall be necessary for the restrictions contained herein to be reasonable and enforceable, notwithstanding any law or authority to the contrary.

h.	Disclosure of Agreement: In the event ConAgra Foods has reason to believe this Agreement has or may be breached, you acknowledge and consent that this Agreement may be disclosed by ConAgra Foods, without risk of liability, to your current or prospective employer or other relevant business entity.

i.	Breach: You agree that the restrictions contained in paragraph 6 are necessary for the protection of ConAgra Foods’ Confidential Information and Protectable Interests. You agree any breach or threatened breach of the restrictions in paragraph 6 will cause ConAgra Foods substantial and irrevocable damage. You further agree that, in addition to such other remedies that may be available, including the recovery of damages from you, ConAgra Foods shall have the right to injunctive relief to restrain or enjoin any actual or threatened breach of the provisions of the restrictions in paragraph 6, without posting bond notwithstanding any law or authority to the contrary. You agree you cannot defend against any action for such relief on the basis of an adequate remedy at law.

7.	Confidentiality Agreement:

Except in compliance with legal process, you agree that you have and will keep the terms and amounts in this Agreement completely confidential, except as required by applicable law, and that you have not, nor will you hereafter disclose any information concerning this Agreement to any person other than your attorneys, accountants, tax advisors, or immediate family, and only if those persons agree to abide by the provisions of this paragraph.

Notwithstanding the foregoing or the requirements in paragraphs 5 or 6, nothing contained in this Agreement prohibits you from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. You do not need the prior authorization of ConAgra Foods’ legal department to make any such reports or disclosures, and you are not required to notify the company that you have made such reports or disclosures.

8.	Return of Company Property:

You agree to return to the Company immediately upon termination, as applicable, your Company vehicle and all files, records, documents, reports, computers, cellular telephones and other business equipment, keys, and other physical, personal or electronically stored property of the Company in your possession or control and to further agree that you will not keep, transfer or use any copies or excerpts of the foregoing items without the approval of the Company. You agree to return to the Company immediately upon termination all company-issued credit cards, to immediately cease use of all such cards and to make payment of any and all outstanding balances in accordance with cardholder agreements and the time limitations contained therein. You agree to provide no later than fourteen (14) days after your Termination Date, expense statements for all company authorized expenses, and where charged on company-issued credit cards, to use any reimbursement payments for the purpose of paying such charges. You may retain your address books to the extent they contain only contact information. ConAgra Foods agrees to cooperate with you to transfer to you all cell phone numbers owned by ConAgra Foods used by you.

9.	Release of ConAgra Foods:

a.	General Release: In exchange for the benefits provided to you by ConAgra Foods, and except for ConAgra Foods’ obligations hereunder, you hereby release ConAgra Foods, and each of its agents, directors, officers, employees, representatives, attorneys, affiliates, and its and their predecessors, successors, heirs, executors, administrators and assigns, and all persons acting by, through, or under or in concert with any of them (collectively “Releasees”), or any of them, of and from any and all claims related to ConAgra Foods of any nature whatsoever, in law or equity, which you ever had, now have, or may have had relating to your employment, or termination of employment (“Claims”). This includes (i) all Claims relating to salary, overtime, vacation pay, incentive bonus plans, including but not limited to the Management Incentive and/or Sales Incentive Plans (M.I.P./S.I.P.); and/or separation pay, stock options, and any and all other fringe benefits, for which you were eligible during your employment, (ii) all Claims under any employment agreement, change-in-control agreement or other agreements between you and ConAgra Foods, and (iii) all Claims you may have against the Company or its employees under Title VII of the Civil Rights Act of 1964; the Employee Retirement Income Security Act of 1974; the Americans with Disabilities Act; the Age Discrimination in Employment Act; the Fair Labor Standards Act; the Worker Adjustment and Retraining Notification Act; the Older Workers Benefit Protection Act; the Family and Medical Leave Act; or any other federal, state, or local law or regulation regarding your employment or termination of employment.

Nothing in this Agreement shall interfere with your right to initiate, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or any other federal or state regulatory or law enforcement agency. However, the consideration provided to you in this Agreement shall be the sole relief provided to you for the Claims that are released herein and you will not be entitled to recover and agree to waive any monetary benefits or recovery against ConAgra Foods or the Releasees in connection with any such Claim without regard to who has brought such Claim. Furthermore, this release shall not cover rights to indemnification and advancement of legal fees, coverage under directors and officers liability insurance, vested equity or benefits.

b.	ADEA Release:

(i) You agree to hereby waive and release any and all Claims arising under the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., as modified by the Older Workers’ Benefits Protection Act, 29 U.S.C. § 626(f) (“ADEA”), against ConAgra Foods and the Releasees. Nothing in this Agreement shall interfere with your right to initiate, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or any other federal or state regulatory or law enforcement agency. Nothing in this Agreement shall limit or restrict your right under the ADEA to challenge the validity of this ADEA release in a court of law. However, you nevertheless understand that this ADEA release still applies to your ADEA Claims and that you have waived all ADEA Claims as part of this Agreement. You further understand that in any suit brought under the ADEA, you would not be entitled to any damages or other relief unless this ADEA release is deemed to be invalid.

(ii) This release shall not preclude an action to enforce the specific terms of this Agreement; to any Claims based on acts or events after this Agreement has become effective; to any unemployment or workers’ compensation benefits to which you may be entitled; nor to vested benefits under the Employee Retirement Income Security Act.

10.	Entire Agreement:

Except as specifically provided herein, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes all previous agreements and understandings, whether written or oral, between ConAgra Foods and you. No modification or waiver of any provision of this Agreement will be valid unless in writing and signed by the legal department of ConAgra Foods and you.

11.	Section 409A:

This Agreement shall be interpreted and administered at all times such that any amount or benefit payable under the Agreement shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder. Such payments and benefits will not be payable or distributable unless the circumstances giving rise to such termination of employment constitute a “separation from service” within the meaning of 409A (without giving effect to any elective provisions that may be available under such definition). As permitted by Section 409A, each installment or other payment made or benefit provided hereunder shall be treated as “separate payment” for purposes of Section 409A and the available exemptions under Section 409A shall be stacked to the maximum extent possible. To the extent you are a “specified employee” as defined in Section 409A(a)(2)(B), you acknowledge and agree that any payments or benefits under this Agreement that constitute non-exempt deferred compensation for purposes of Section 409A shall be delayed for a period of six (6) months following your separation from service with ConAgra Foods (or, if earlier, your date of death). Further, to the extent you are entitled to be paid or reimbursed for any taxable expenses under this Agreement, and such payments or reimbursements are includible in your federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. Your right to reimbursement of expenses under this Agreement shall not be subject to liquidation or exchange for another benefit. If the period for considering and revoking the release described in paragraph 12 spans two taxable years, payments will not commence until the second taxable year. Neither ConAgra Foods nor its directors, officers, executives, or advisers make any representations or warranties regarding the tax treatment of any payments or benefits under this Agreement and none of them shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of the application of Section 409A or any other provision of the Internal Revenue Code.

12.	Your Rights:

You understand that you may take up to twenty-one (21) days to decide whether to accept this Agreement. If we have not received an executed Agreement from you within twenty-one (21) days, any offers made by us in this letter are withdrawn. If you wish, you may sign the Agreement before this deadline, but in no case may you sign it before your Termination Date.

If you decide to sign the Agreement, you have up to seven (7) days after signing (the “Revocation Period”) to change your mind. To revoke this Agreement, please write to Megan M. Belcher, Vice President & Chief Counsel, ConAgra Foods, Inc., One ConAgra Drive, Omaha, NE 68102 – Fax (402) 917-9559, within the Revocation Period. No payments under this Agreement will be made until the expiration of the Revocation Period. Therefore the timing of your signature may affect the timing of your receipt of the payments described above. If the Revocation Period has NOT expired prior to payroll processing, you will receive a retro payment on the following payday.

You acknowledge and understand that by signing this Agreement, and the release contained in paragraph 9, herein, that (1) at the time of your execution of this Agreement you are expressly aware of the Company’s decision to terminate your employment, which termination shall be effective for payroll purposes on August 1, 2015, and (2) you understand you are waiving and releasing any and all Claims that you may have arising out of your employment with the Company or your termination from employment with the Company, including, but not limited to, any events that occur between your date of execution of this agreement and the effective Termination Date.

13.	Non-Admission:

You agree that nothing herein shall be construed as an admission by ConAgra Foods or the Releasees of any wrongdoing or violation of any applicable law, and that nothing in this Agreement shall be so construed by any other person.

14.	Not Precedent:

You agree that this Agreement shall not be used to establish a precedent in any Claim, except in an action to enforce the terms of this Agreement.

15.	Consultation with Attorney:

You acknowledge that you have had an adequate amount of time to consider the meaning and effect of this Agreement and have been advised to consult with your attorney prior to executing this Agreement. You further acknowledge that you now fully understand this Agreement and the effect of signing and executing this Agreement.

16.	Breach and Return of Payment:

If, (i) taking into account any materiality qualifiers in this Agreement, you breach this Agreement, materially in the case of the obligations set forth in paragraphs 5, 7 or 8, or (ii) you commence a legal action to challenge the validity of this Agreement, in either case within twenty-four (24) months after the Termination Date and, if curable, you do not cure such breach after written notice, you will not receive or be entitled to retain any payments made pursuant to paragraph 1 of this Agreement. If such breach or challenge is after issuance of a payment, you agree that you will repay all prior payments within thirty (30) days of such breach or challenge.

The provisions of this paragraph will not apply to any challenge you might make to the validity of your ADEA release described in this Agreement. However, if you successfully challenge the validity of your ADEA release and prevail on the merits of an ADEA Claim, you agree that the court may reduce any monetary award for such ADEA Claim up to the amount of Five Hundred Dollars ($500.00), which you agree represents the amount of money being given to you in consideration for your ADEA release.

17.	Additional Acknowledgments:

You acknowledge that as of the date you signed this Agreement, you (1) have not suffered a work-related injury that you have not properly disclosed to ConAgra Foods; (2) have been paid in full all wages due and owing to you for any and all work performed for ConAgra Foods, except those due in the normal course; (3) have not exercised any actual or apparent authority by or on behalf of ConAgra Foods that you have not specifically disclosed to ConAgra Foods that were not within the scope of your employment; and (4) have not entered into any agreements, whether written or otherwise, with any ConAgra Foods employees (current and former) and/or third parties that could legally bind ConAgra Foods that were not within the scope of your employment.

18.	Severability:

The terms and provisions of this Agreement are severable in whole or in part, and if any term or provision of this Agreement should be deemed invalid, illegal or unenforceable, the remaining terms and provisions shall remain in full force and effect.

19.	Choice of Law:

This Agreement, for all purposes, shall be construed in accordance with the laws of Illinois without regard to conflicts-of-law principles. You agree that your employment and this Agreement have a substantial connection to the State of Illinois. You further agree that no other state has a materially greater interest in the subject matter of this Agreement than Illinois.

If the above meets with your agreement, please sign and return one copy of this letter to me. An executed copy will be returned to you.

Sincerely,

/s/ Charisse Brock
Charisse Brock
Interim Chief Human Resources Officer

ConAgra Foods, Inc.

ACCEPTANCE
Signature	Date
/s/ Albert Bolles	August 11, 2015
Printed Name	Employee ID
Albert Bolles	3071312